16006367

UNITED STATES
RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 29 2016

Washington DC
409

SEC FILE NUMBER
8-66912

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Riverbank Capital Securities, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

689 Fifth Avenue, 12th Floor
(No. and Street)

New York (City) New York (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott Navins (212) 871-7965
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lilling & Company LLP
(Name - if individual, state last, first, middle name)

10 Cutter Mill Road *(Address)* Great Neck *(City)* NY *(State)* 11021 *(Zip Code)*

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David M. Tanen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Riverbank Capital Securities, Inc., as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

SEC
Mail Processing
Section
FEB 29 2016
Washington DC
409

Signature

Chief Compliance Officer
Title

Notary Public

CHRISTIN BUTLER
NOTARY PUBLIC-STATE OF NEW YORK
No. 01BU6313388
Qualified In New York County
My Commission Expires October 20, 2018

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

RIVERBANK CAPITAL SECURITIES, INC.
SEC File Number: 8-66912

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

December 31, 2015

RIVERBANK CAPITAL SECURITIES, INC.
New York, New York

FINANCIAL STATEMENTS

December 31, 2015

CONTENTS

Lilling & Company LLP

Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Riverbank Capital Securities, Inc.
New York, NY

We have audited the accompanying statement of financial condition of Riverbank Capital Securities, Inc. as of December 31, 2015, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of Riverbank Capital Securities, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Riverbank Capital Securities, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Under Securities and Exchange Commission Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Riverbank Capital Securities, Inc.'s financial statements. The supplemental information is the responsibility of Riverbank Capital Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Under Securities and Exchange Commission Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Lilling + Company

CERTIFIED PUBLIC ACCOUNTANTS
Great Neck, New York
February 25, 2016

RIVERBANK CAPITAL SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2015

ASSETS		
Cash and cash equivalents	$	294,233
Due from related party		215,391
Prepaid expenses		9,200
Property and equipment, net of accumulated depreciation of $59,449		2,751
	$	521,575
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Accounts payable and accrued expenses		29,956
Due to related party		19,647
Total liabilities		49,603
Commitments and contingencies		
Stockholders' equity		
Common stock, $.001 par value; 1,000 shares authorized, 105 issued and outstanding		-
Additional paid-in capital		117,500
Retained earnings		354,472
Total stockholders' equity		471,972
	$	521,575

See accompanying notes to financial statements.

RIVERBANK CAPITAL SECURITIES, INC.
STATEMENT OF OPERATIONS
Year ended December 31, 2015

Revenue		
Introduction and placement fees	$	3,005,844
Unrealized loss on investments		(25,200)
Interest		953
		2,981,597
Expenses		
Commissions paid to broker-dealers		1,227,804
Salaries, commissions and benefits		1,168,638
Rent and occupancy		44,441
Other expenses		234,951
		2,675,834
Income before provision for income taxes		305,763
Provision for income taxes		4,544
Net income	$	301,219

See accompanying notes to financial statements.

RIVERBANK CAPITAL SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
Year ended December 31, 2015

	Common Stock				
	Number of Shares	Amount	Additional Paid-in Capital	Retained Earnings	Stockholders' Equity
Balance at January 1, 2015	105	$ -	$ 117,500	$ 53,253	$ 170,753
Net income, year ended December 31, 2015	-	-	-	301,219	301,219
Balance at December 31, 2015	105	$ -	$ 117,500	$ 354,472	$ 471,972

See accompanying notes to financial statements.

RIVERBANK CAPITAL SECURITIES, INC.
STATEMENT OF CASH FLOWS
Year ended December 31, 2015

Cash flows from operating activities		
Net income	$	301,219
Adjustments to reconcile net income to net cash used in operating activities		
Depreciation		4,810
Unrealized loss on investments		25,200
Changes in operating assets and liabilities		
Warrants receivable, at fair value		99,909
Other assets		7,000
Accounts payable and accrued expenses		(348,881)
Income taxes payable		(5,174)
Due to related party		(21,450)
Warrants payable, at fair value		(99,909)
Net cash from operating activities		(37,276)
Cash flows from financing activties		
Loans to related party		(215,391)
Net cash used in financing activities		(215,391)
Net increase in cash and cash equivalents		(252,667)
Cash and equivalents, beginning of the year		546,900
Cash and equivalents, end of the year	$	294,233
Supplemental disclosure of cash flow information		
Taxes paid	$	8,300
Interest paid	$	-

See accompanying notes to financial statements.

NOTE 1 – ORGANIZATION AND BUSINESS ACTIVITIES

The Company

Riverbank Capital Securities, Inc. (the "Company") was incorporated under the laws of the State of Delaware on October 5, 2004, is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company carries no customer funds or securities and therefore is exempt from the requirement to make computations of reserve requirements pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934.

The Company is authorized to act as an agent in the private placement of securities and to provide advisory services in connection with merger and acquisition transactions. The Company provides services principally to companies that operate in the bio-technology industry. The Company operates from its shared office facility located in New York.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services including agency transactions and investment advisory.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Concentration of credit risk

The Company maintains all of its cash and cash equivalents in bank deposit accounts at one financial institution which, at times, exceed federally insured limits. The Company has not experienced any losses on these accounts and believes it is not exposed to any significant risk on cash. At December 31, 2015, cash and cash equivalents exceeded FDIC insured limits by $44,233.

Cash and cash equivalents

The Company considers all highly liquid financial instruments with a maturity of three months or less when purchased to be cash equivalents.

Property and equipment

Property and equipment are stated at cost. Repairs and maintenance are charged to expense as incurred. Additions, improvements and replacements are capitalized. Depreciation of property and equipment is provided for by the straight-line method over the estimated useful lives of the related assets. Leasehold improvements are depreciated or amortized over the shorter of the term of the lease or the estimated useful lives of the assets. The Company's assets are primarily computers, telephone equipment and leasehold improvements with estimated useful lives of between three and five years.

- Continued -

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue recognition

Private placement fees and expense reimbursements are recorded at the time the revenue is earned, no longer subject to negotiation or refund, and collection is reasonably assured.

The Company's placement fees are typically payable in cash at or following the closing of a private placement. The Company's fees may include warrants to purchase a specified number of the issuer's securities. If applicable, the Company uses the Black-Scholes Option Pricing Model to value the placement fee income paid in the issuer's warrants.

Commission expense

Commission expense is recognized when the related revenue is earned and paid for providing the Company's clients with introductions to accredited investors. Commissions are paid after the Company's successful receipt, deposit, and availability of funds or warrants depending on form of revenue received.

Income taxes

The Company has elected to be treated as a Subchapter S Corporation for Federal and New York State income tax purposes. As such, no provision or liability is made for Federal and State income taxes since such obligations are the responsibility of the individual stockholders. A provision is made for local New York City Corporation Tax as New York City does not recognize S Corporations as pass through entities and therefore the Company is subject to the tax. A provision is made for California based on rates for S-Corporations.

The Company accounts for New York City and California income taxes using the liability method, which requires the determination of deferred tax assets and liabilities, based on the differences between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which differences are expected to reverse. The net deferred tax asset is adjusted by a valuation allowance, if, based on the weight of available evidence, it is more likely than not that some portion or all of the net deferred tax asset will not be realized.

The income tax returns of the Company are subject to examination by federal, state and city taxing authorities. Such examination could result in adjustments to net income or loss, which changes could affect the income tax liabilities of the individual stockholders and/or the Company. The Company's tax returns are open for inspection for the four years ended December 31, 2015.

The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded.

The Company's policy is to include interest and penalties related to unrecognized tax benefits within the Company's provision for (benefit from) income taxes. The Company recognized no amounts for interest and penalties related to unrecognized tax benefits in 2015. In addition, the Company had no amounts accrued for interest and penalties as of December 31, 2015.

- Continued -

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company entered into an Expense Sharing Agreement with Two River Consulting, LLC ("Two River"), a related party in which Two River provides office space, payroll, office and administrative services to the Company. The Company reimburses the related party for its share of such expenses. For the year ended December 31, 2015, reimbursable expenses amounted to $196,645. As of December 31, 2015, the Company had a payable to the related party in the amount of $19,647.

During the year ended December 31, 2015, the Company made a series of loans to Two River totaling $215,391. All loan amounts are due on demand and do not accrue interest. As of December 31, 2015, the Company had a related party loan receivable balance of $215,391.

As a result of these related party transactions, the financial condition and results of operations of the Company, as reported, are not necessarily indicative of the results that would have been reported had the Company operated completely independently.

NOTE 4 – NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the SEC, which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15:1. As of December 31, 2015, the Company had net capital of $241,665, which exceeded its required minimum net capital of $5,000 by $236,665 and an aggregate indebtedness to net capital ratio of 0.21:1.

NOTE 5 – FAIR VALUE

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability, or in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.
- Level 2: Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.
- Level 3: Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgement. Accordingly, the degree of judgement exercised in determining fair value is greatest for instruments categorized in level 3.

- Continued -

NOTE 5 – FAIR VALUE (Continued)

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Warrants and warrants receivable to acquire common stock

The fair value of warrants and warrants receivable held by the Company has been estimated by management in the absence of a readily ascertainable market value (Level 3). There were no assets and liabilities subject to fair value measurement at December 31, 2015.

The fair value of level 3 securities are determined by the Company's Financial and Operations Principal (FINOP) using the Black-Scholes Option Pricing Model. The FINOP reports to the Chief Compliance Officer (CCO), who is also one of the Company's principal shareholders. The CCO reviews the FINOP's calculations and approves the final valuations.

There were no changes to valuation methodology for the year ended December 31, 2015.

The following table provides a summary of changes in fair value of the Company's assets and liabilities measured using significant unobservable inputs (Level 3), as well as the portion of gains or losses included in income attributable to unrealized appreciation and depreciation that relate to those assets and liabilities held during the year ended December 31, 2015:

	Warrants to Acquire Common Stock	Warrants to Acquire Common Stock Receivable
Balance at January 1, 2015	$ 25,200	$ 99,909
Warrants receivable not collected and deemed worthless	-	(99,909)
Unrealized loss related to assets held at the reporting date	(25,200)	-
Balance at December 31, 2015	$ -	$ -
The total amount of gains for the year included in the Statement of Operations attributable to the changes in unrealized loss relating to assets held at the end of the reporting period.	$ (25,200)	

For the year ended December 31, 2015, there were no transfers into or out of level 3.

- Continued -

NOTE 6 – INCOME TAXES

The Company has current state and local income tax expense of $4,544 for the year ended December 31, 2015.

Deferred income taxes reflect the net effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's net deferred tax assets at December 31, 2015 is the net operating loss for New York City purposes of approximately $131,000. The Company recorded a valuation allowance of approximately $12,000 at December 31, 2015, due to the uncertainty regarding the realization of such deferred tax to offset the benefits of net operating losses generated.

NOTE 7 – INDEMNIFICATIONS

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some customers against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely that it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

NOTE 8 – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

The Company claims an exemption from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions from exemption under paragraph (k)(2)(i) of the Rule.

NOTE 9 – SUBSEQUENT EVENTS

The Company has evaluated events or transactions that have occurred after December 31, 2015, that would require recognition or disclosure in the financial statements.

- Continued -

SUPPLEMENTARY INFORMATION

RIVERBANK CAPITAL SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER
SECURITIES AND EXCHANGE COMMISSION RULE 15c3-1
December 31, 2015

NET CAPITAL		
Stockholders' equity	$	471,972
Deductions and/or charges:		
Non-allowable assets		(227,342)
Net capital before haircuts on securities positions		244,630
Haircuts on securities		(2,965)
Net capital	$	241,665
Aggregate indebtedness	$	49,603
Minimum net capital requirement (the greater of 6 2/3% of aggregate indebtedness or $5,000)	$	5,000
Excess of net capital over minimum requirements	$	236,665
Percentage of aggregate indebtedness to net capital		21%

Statement Pursuant to Paragraph (d)(4) of Rule 17A-5

There were no material differences between the above calculation of net capital and the net capital as reported in the Company's part IIA of the unaudited FOCUS report Form X-17A-5 as of December 31, 2015.

- Continued -

Lilling & Company LLP

Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Riverbank Capital Securities, Inc.
New York, NY

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Riverbank Capital Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Riverbank Capital Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i), (the "exemption provisions") and (2) Riverbank Capital Securities, Inc. stated that Riverbank Capital Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Riverbank Capital Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Riverbank Capital Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i), of Rule 15c3-3 under the Securities Exchange Act of 1934.

Lilling + Company

CERTIFIED PUBLIC ACCOUNTANTS
Great Neck, New York
February 25, 2016

Ten Cutter Mill Road, Great Neck, NY 11021-3201 • (516) 829-1099 • Fax (516) 829-1065

Riverbank Capital Securities, Inc.
Exemption Report

Riverbank Capital Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:
(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): **15c3-3(2)(i) "Special Account for the Exclusive Benefit of Customers" maintained.**
(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Riverbank Capital Securities, Inc.

I, David M. Tanen, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: Chief Compliance Officer

Date: December 31, 2015

Lilling & Company LLP

Certified Public Accountants

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Board of Directors
Riverbank Capital Securities, Inc.
New York, NY

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Riverbank Capital Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Riverbank Capital Securities, Inc.'s compliance with the applicable instructions of Form SIPC-7. Riverbank Capital Securities, Inc.'s management is responsible for Riverbank Capital Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

Ten Cutter Mill Road, Great Neck, NY 11021-3201 • (516) 829-1099 • Fax (516) 829-1065

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

CERTIFIED PUBLIC ACCOUNTANTS
Great Neck, New York
February 25, 2016

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended December 31, 2015
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Riverbank Capital Securities, Inc.
689 Fifth Avenue, 12th Floor
New York, NY 10022

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Scott Navins (212) 871-7965

WORKING COPY

2. A. General Assessment (item 2e from page 2)		$ 7,577.61
B. Less payment made with SIPC-6 filed (exclude interest) July 22, 105 (Date Paid)		(3,460.13)
C. Less prior overpayment applied		(0)
D. Assessment balance due or (overpayment)		4,117.48
E. Interest computed on late payment (see instruction E) for______days at 20% per annum		0
F. Total assessment balance and interest due (or overpayment carried forward)		$ 4,117.48
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$4,117.48	
H. Overpayment carried forward	$(0)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

none

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Riverbank Capital Securities, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 22nd day of February, 20 16.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 2015
and ending December 31, 2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$3,005,844
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	25,200
Total additions	25,200
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	0
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	0
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): none (Deductions in excess of $100,000 require documentation)	0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $0	
Enter the greater of line (i) or (ii)	0
Total deductions	0
2d. SIPC Net Operating Revenues	$3,031,044
2e. General Assessment @ .0025	$7,577.61 (to page 1, line 2.A.)

Riverbank Capital Securities, Inc.
Exemption Report

Riverbank Capital Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:
(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): **15c3-3(2)(i) "Special Account for the Exclusive Benefit of Customers" maintained.**
(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Riverbank Capital Securities, Inc.

I, David M. Tanen, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ____________________

Title: Chief Compliance Officer

Date: December 31, 2015